SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 4)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           Thistle Group Holdings, Co.
                           ---------------------------
                                (Name of Issuer)


                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)


                                    88431E103
                                    ---------
                                 (CUSIP Number)


                              Mr. Seymour Holtzman
                             c/o Jewelcor Companies
                            100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (570) 822-6277
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 19, 2002
                                 --------------
                      (Date of Event Which Requires Filing
                               of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 53631T102000

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Jewelcor Management, Inc.                                      23-2331228
 -----------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [x]
                                                                   (b)  |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY

------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      OO
------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            |_|
------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Nevada
------------------------------------------------------------------------------
                              7)  SOLE VOTING POWER
NUMBER OF                         330,826
SHARES            ____________________________________________________________
BENEFICIALLY                  8)  SHARED VOTING POWER
OWNED BY                          none
EACH              ____________________________________________________________
REPORTING                     9)  SOLE DISPOSITIVE POWER
PERSON                            330,826
WITH              ____________________________________________________________
                             10)  SHARED DISPOSITIVE POWER
                                  none
------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      330,826
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.99%
------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Barington Companies Equity Partners, L.P.                      13-4088890
 -----------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [x]
                                                                   (b)  |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY

------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      WC
------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                             |_|
------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                              7)  SOLE VOTING POWER
NUMBER OF                         17,850
SHARES            ____________________________________________________________
BENEFICIALLY                  8)  SHARED VOTING POWER
OWNED BY                          none
EACH              ____________________________________________________________
REPORTING                     9)  SOLE DISPOSITIVE POWER
PERSON                            17,850
WITH              ____________________________________________________________
                             10)  SHARED DISPOSITIVE POWER
                                  none
------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      17,850
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Less than 1.0%
------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      PN
  ----------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      musicmaker.com, Inc.                                           54-1811721
 -----------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [x]
                                                                   (b)  |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY

------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      WC
------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                               |_|
------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                              7)  SOLE VOTING POWER
NUMBER OF                         13,500
SHARES            ____________________________________________________________
BENEFICIALLY                  8)  SHARED VOTING POWER
OWNED BY                          none
EACH              ____________________________________________________________
REPORTING                     9)  SOLE DISPOSITIVE POWER
PERSON                            13,500
WITH              ____________________________________________________________
                             10)  SHARED DISPOSITIVE POWER
                                  none
------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      13,500
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    |_|
------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Less than 1.0%
------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------

      Introduction. This Amendment No. 4 amends and supplements the Schedule 13D, dated February 27, 2002, as amended to date (the "Schedule 13D"), filed with the Securities and Exchange Commission by Jewelcor Management, Inc. ("JMI"), Barington Companies Equity Partners, L.P. ("Barington") and musicmaker.com, Inc. ("musicmaker"), with respect to the common stock, $.10 par value (the "Common Stock"), of Thistle Group Holdings, Co., a Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at 6060 Ridge Avenue, Philadelphia, Pennsylvania 19128.

      Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following:

      On March 19, 2002, JMI filed a Definitive Proxy Statement on Schedule14A with respect to the Company's 2002 annual meeting, on behalf of the Committee to Maximize Shareholder Value formed by JMI, Barington and musicmaker. The Definitive Proxy Statement relates to the Committee's solicitation of proxies in support of the election of Mssrs. Holtzman and Mitarotonda to the Board of Directors of the Company in opposition to the nominees of the incumbent Board. The Definitive Proxy Statement indicates that, if elected, such nominees expect to seek, among other things, to have the Company retain an investment banking firm to explore a potential sale of the Company at a premium over its current market price.

      On March 19, 2002, JMI filed suit against the Company and its Board of Directors in the Court of Common Pleas of Philadelphia County, Pennsylvania. JMI's complaint alleges and demands preliminary and permanent injunctive relief and a declaratory judgment invalidating the Company's illegal and inequitable manipulation of the date of the annual meeting of the stockholders to disenfranchise the stockholders' voting rights and impede JMI's solicitation of proxies in a pending proxy fight for the election of directors to the Board of Directors of the Company.

            Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following:

      9. The Definitive Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission on March 19, 2002 by the Committee to Maximize Shareholder Value.

      10. Complaint filed on March 19, 2002 against Thistle Group Holdings, Co. and its Board of Directors in the Court of Common Pleas of Philadelphia County, Pennsylvania.

                                   SIGNATURES

             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:      March 20, 2002

                                       JEWELCOR MANAGEMENT, INC.


                                       By
                                          -----------------------------------
                                        Name:   Seymour Holtzman
                                        Title:  Chairman and Chief Executive
                                                Officer

                                       BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                       By: Barington Companies Investors,
                                           LLC, its general partner

                                       By
                                          -----------------------------------
                                        Name:   James A. Mitarotonda
                                        Title:  President and Chief Executive
                                                Officer

                                       MUSICMAKER.COM, INC.


                                       By
                                           ----------------------------------
                                        Name:   James A. Mitarotonda
                                        Title:  President and Chief Executive
                                                Officer